UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Unaudited condensed consolidated interim financial statements as of September 30, 2021, and for the three and nine months ended September 30, 2021 and 2020

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position

September 30, 2021 and December 31, 2020

(In thousands of US dollars)

	Notes	September 30, 2021 (Unaudited)	December 31, 2020 (Audit)
Assets

Cash and due from banks	4,5	663,975	863,812

Securities and other financial assets, net	3,4,6	772,957	398,068

Loans, net	3,4,7	5,268,827	4,896,647

Customers' liabilities under acceptances	3,4	239,544	74,366
Derivative financial instruments - assets	3,4,10	7,124	27,778
Equipment and leasehold improvements, net		15,294	16,213
Intangibles, net		1,658	1,984
Investment properties		2,050	3,214
Other assets	11	5,651	6,816
Total assets		6,977,080	6,288,898

Liabilities and Equity
Liabilities:
Demand deposits		431,874	170,660
Time deposits		2,946,944	2,968,240
	3,4,12	3,378,818	3,138,900
Interest payable		3,027	1,975
Total deposits		3,381,845	3,140,875

Securities sold under repurchase agreements	3,4,13	330,998	10,663
Borrowings and debt, net	4,14	1,960,699	1,985,070
Interest payable		9,813	9,175

Acceptance outstanding	3,4	239,544	74,366
Derivative financial instruments - liabilities	3,4,10	23,770	9,211
Allowance for loan commitments and financial guarantees contracts losses	3,4	3,654	2,904
Other liabilities	15	14,033	18,714
Total liabilities		5,964,356	5,250,978

Equity:
Common stock		279,980	279,980
Treasury stock		(84,366)	(57,999)
Additional paid-in capital in excess of value assigned to common stock		119,627	120,414
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		477,109	464,088
Other comprehensive income (loss)		(10,855)	208
Total equity		1,012,724	1,037,920
Total liabilities and equity		6,977,080	6,288,898

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three and nine months ended September 30, 2021 and 2020

(In thousands of US dollars, except per share data and number of shares)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2021	2020	2021	2020
Interest income:
Deposits		287	897	904	4,272
Securities		2,567	911	6,129	2,228
Loans		31,916	37,886	94,819	136,690
Total interest income	18	34,770	39,694	101,852	143,190
Interest expense:
Deposits		(3,093)	(4,400)	(10,034)	(21,553)
Borrowings and debt		(9,598)	(12,686)	(29,846)	(51,506)
Total interest expense	18	(12,691)	(17,086)	(39,880)	(73,059)

Net interest income		22,079	22,608	61,972	70,131

Other income (expense):
Fees and commissions, net	17	4,752	2,611	12,063	7,624
Gain (loss) on financial instruments, net	9	(112)	(437)	51	(4,744)
Other income, net		111	407	295	838
Total other income, net	18	4,751	2,581	12,409	3,718

Total revenues		26,830	25,189	74,381	73,849

(Provision for) reversal of credit losses	3,18	(771)	(1,543)	(2,155)	1,153
Gain (loss) on non-financial assets, net		-	140	-	-

Operating expenses:
Salaries and other employee expenses		(5,952)	(4,626)	(16,764)	(15,804)
Depreciation of investment properties, equipment and improvements		(622)	(1,116)	(2,132)	(2,705)
Amortization of intangible assets		(99)	(185)	(623)	(562)
Other expenses		(3,655)	(2,415)	(10,076)	(8,079)
Total operating expenses	18	(10,328)	(8,342)	(29,595)	(27,150)
Profit for the period		15,731	15,444	42,631	47,852

Per share data:
Basic earnings per share (in US dollars)	16	0.41	0.39	1.08	1.21
Diluted earnings per share (in US dollars)	16	0.41	0.39	1.08	1.21
Weighted average basic shares (in thousands of shares)	16	38,789	39,672	39,377	39,645
Weighted average diluted shares (in thousands of shares)	16	38,789	39,672	39,377	39,645

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income

For the three and nine months ended September 30, 2021 and 2020

(In thousands of US dollars)

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
Profit for the period	15,731	15,444	42,631	47,852

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	-	-	-	546

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(2,205)	(1,698)	(11,555)	(3,080)
Reclassification of gains (losses) on financial instruments to the profit or loss	80	(261)	44	(606)
Exchange difference in conversion of foreign currency operation	-	(122)	448	(793)

Other comprehensive income (loss)	(2,125)	(2,081)	(11,063)	(3,933)

Total comprehensive income for the period	13,606	13,363	31,568	43,919

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in equity

For the nine months ended September 30, 2021 and 2020

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid- in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2020	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167
Profit for the period	-	-	-	-	-	47,852	-	47,852
Other comprehensive income (loss)	-	-	-	-	-	-	(4,535)	(4,535)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	(602)	602	-
Compensation cost - stock options and stock units plans	-	-	1,291	-	-	-	-	1,291
Exercised options and stock units vested	-	280	(280)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(35,068)	-	(35,068)
Balances at September 30, 2020	279,980	(57,866)	119,850	95,210	136,019	458,265	(5,751)	1,025,707

Balances at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920
Profit for the period	-	-	-	-	-	42,631	-	42,631
Other comprehensive income (loss)	-	-	-	-	-	-	(11,063)	(11,063)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	-	-	-
Issuance of restricted stock	-	1,392	(1,392)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	1,493	-	-	-	-	1,493
Exercised options and stock units vested	-	888	(888)	-	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	(28,647)	-	-	-	-	-	(28,647)
Dividends declared	-	-	-	-	-	(29,611)	-	(29,611)
Balances at September 30, 2021	279,980	(84,366)	119,627	95,210	136,019	477,109	(10,855)	1,012,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the nine months ended September 30, 2021 and 2020

(In thousands of US dollars)

	2021	2020
Cash flows from operating activities
Profit for the period	42,631	47,852
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements	2,132	2,705
Amortization of intangible assets	623	562
Provision for (reversal of) credit losses	2,155	(1,153)
(Gain) unrealized loss on financial instruments at fair value through profit or loss	(172)	2,986
Realized gain on financial instruments at fair value through profit or loss	-	(484)
Gain net on sale of financial assets at fair value through OCI	(14)	-
Gain on sale of financial instruments at amortized cost	(333)	-
Compensation cost - share-based payment	1,493	1,291
Net changes in hedging position and foreign currency	(906)	4,240
Loss for disposal of equipment and leasehold improvements	256	6
Interest income	(101,852)	(143,190)
Interest expense	39,880	73,059
Net decrease (increase) in operating assets:
Pledged deposits	(13,823)	(23,952)
Loans	(385,063)	1,236,130
Other assets	1,179	2,602
Net increase (decrease) in operating liabilities:
Due to depositors	239,918	166,859
Other liabilities	(4,937)	(2,587)
Cash flows provided by operating activities	(176,833)	1,366,926
Interest received	111,545	146,677
Interest paid	(38,915)	(77,981)
Net cash (used in) provided by operating activities	(104,203)	1,435,622

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(307)	(601)
Acquisition of intangible assets	(297)	-
Proceeds from the redemption of securities at fair value through OCI	10,000	-
Proceeds from redemption of securities at amortized cost	81,116	44,577
Proceeds from the sale of securities at fair value through OCI	33,492	1,882
Proceeds from the sale of securities at amortized cost	16,369	-
Purchases of securities at fair value through OCI	(9,999)	(103,600)
Purchases of securities at amortized cost	(512,051)	(89,182)
Net cash provided by investing activities	(381,677)	(146,924)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	320,336	(29,867)
Net increase (decrease) in short-term borrowings and debt	37,222	(1,162,760)
Proceeds from long-term borrowings and debt	167,675	386,096
Repayments of long-term borrowings and debt	(194,094)	(246,982)
Payments of leases liabilities	(916)	(820)
Dividends paid	(29,356)	(34,818)
Repurchase of common stock	(28,647)	-
Net cash provided by (used in) financing activities	272,220	(1,089,151)

(Decrease) increase net in cash and cash equivalents	(213,660)	199,547
Cash and cash equivalents at beginning of the period	846,008	1,159,718
Cash and cash equivalents at end of the period	632,348	1,359,265

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 19, 2021.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Financial risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost

September 30, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,652,930	-	-	2,652,930
Grades 5 - 6	0.75 - 3.80	2,306,667	94,099	-	2,400,766
Grades 7 - 8	3.81 - 34.51	133,108	94,993	10,593	238,694
		5,092,705	189,092	10,593	5,292,390
Loss allowance		(19,341)	(17,000)	(5,124)	(41,465)
Total		5,073,364	172,092	5,469	5,250,925

December 31, 2020
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,582,794	-	-	2,582,794
Grades 5 - 6	0.75 - 3.95	1,928,142	167,996	-	2,096,138
Grades 7 - 8	3.96 - 30.67	102,532	119,340	10,593	232,465
Grades 9 - 10	30.68 - 100	-	-	-	-
		4,613,468	287,336	10,593	4,911,397
Loss allowance		(16,661)	(19,916)	(4,588)	(41,165)
Total		4,596,807	267,420	6,005	4,870,232

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

September 30, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	353,107	-	-	353,107
Grades 5 - 6	0.75 - 3.80	218,102	19,486	-	237,588
Grades 7 - 8	3.81 - 34.51	64,961	-	-	64,961
		636,170	19,486	-	655,656

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	46,129	-	-	46,129
Grades 5 - 6	0.75 - 3.80	-	-	-	-
Grades 7 - 8	3.81 - 34.51	193,415	-	-	193,415
		239,544	-	-	239,544
		875,714	19,486	-	895,200
Loss allowance		(3,348)	(306)	-	(3,654)
Total		872,366	19,180	-	891,546

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	245,927	-	-	245,927
Grades 5 - 6	0.75 - 3.95	198,638	38,446	-	237,084
Grades 7 - 8	3.96 - 30.67	81,887	-	-	81,887
		526,452	38,446	-	564,898

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	1,498	-	-	1,498
Grades 5 - 6	0.75 - 3.95	723	-	-	723
Grades 7 - 8	3.96 - 30.67	72,145	-	-	72,145
		74,366	-	-	74,366
		600,818	38,446	-	639,264
Loss allowance		(2,426)	(478)	-	(2,904)
Total		598,392	37,968	-	636,360

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Credit risk (continued)

Securities at amortized cost

September 30, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	384,143	-	-	384,143
Grades 5 - 6	0.75 - 3.80	188,626	-	-	188,626
		572,769	-	-	572,769
Loss allowance		(1,777)	-	-	(1,777)
Total		570,992	-	-	570,992

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	108,505	-	-	108,505
Grades 5 - 6	0.75 - 3.95	50,562	5,007	-	55,569
		159,067	5,007	-	164,074
Loss allowance		(462)	(33)	-	(495)
Total		158,605	4,974	-	163,579

Securities at fair value through other comprehensive income (FVOCI)

September 30, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	194,805	-	-	194,805
		194,805	-	-	194,805
Loss allowance		(26)	-	-	(26)
Total		194,779	-	-	194,779

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	231,348	-	-	231,348
		231,348	-	-	231,348
Loss allowance		(43)	-	-	(43)
Total		231,305	-	-	231,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Current	5,092,705	189,092	10,593	5,292,390

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Current	4,613,468	287,336	10,593	4,911,397

As of September 30, 2021, and December 31, 2020, other financial assets were not past due nor impaired.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	September 30, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,095	(738)
Cross-currency swaps	671,160	5,369	(23,032)
Foreign exchange forwards	40,244	660	-
Total	771,404	7,124	(23,770)

	December 31, 2020
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	145,667	1,831	(1,774)
Cross-currency swaps	565,997	25,947	(3,848)
Foreign exchange forwards	71,353	-	(3,589)
Total	783,017	27,778	(9,211)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

ii.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	-	-
Net effect of changes in allowance for expected credit losses	(545)	(2,431)	376	(2,600)
Financial instruments that have been derecognized during the period	(10,934)	(643)	-	(11,577)
New financial assets originated or purchased	14,317	-	-	14,317
Write-offs	-	-	-	-
Recoveries	-	-	160	160
Allowance for expected credit losses as of September 30, 2021	19,341	17,000	5,124	41,465

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(886)	886	-	-
Transfer to credit-impaired financial instruments	-	(2,100)	2,100	-
Net effect of changes in allowance for expected credit losses	134	13,443	(118)	13,459
Financial instruments that have been derecognized during the year	(24,307)	(3,729)	-	(28,036)
New financial assets originated or purchased	12,828	-	-	12,828
Write-offs	-	(4,426)	(52,106)	(56,532)
Recoveries	-	-	139	139
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904
Transfer to lifetime expected credit losses	(53)	53	-	-
Net effect of changes in reserve for expected credit losses	(27)	(97)	-	(124)
Financial instruments that have been derecognized during the period	(1,470)	(128)	-	(1,598)
New instruments originated or purchased	2,472	-	-	2,472
Allowance for expected credit losses as of September 30, 2021	3,348	306	-	3,654

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044
Transfer to lifetime expected credit losses	(96)	96	-	-
Net effect of changes in reserve for expected credit losses	37	42	-	79
Financial instruments that have been derecognized during the year	(1,864)	(21)	-	(1,885)
New instruments originated or purchased	1,666	-	-	1,666
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	-	495
Net effect of changes in allowance for expected credit losses	(19)	-	-	(19)
Financial instruments that have been derecognized during the period	(149)	(33)	-	(182)
New financial assets originated or purchased	1,483	-	-	1,483
Allowance for expected credit losses as of September 30, 2021	1,777	-	-	1,777

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	-	113
Transfer to lifetime expected credit losses	(10)	10	-	-
Net effect of changes in allowance for expected credit losses	15	23	-	38
Financial instruments that have been derecognized during the year	(76)	(10)	-	(86)
New financial assets originated or purchased	430	-	-	430
Allowance for expected credit losses as of December 31, 2020	462	33	-	495

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	-	-	43
Financial instruments that have been derecognized during the period	(17)	-	-	(17)
Allowance for expected credit losses as of September 30, 2021	26	-	-	26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	-	-	-	-
Financial instruments that have been derecognized during the year	43	-	-	43
Allowance for expected credit losses as of December 31, 2020	43	-	-	43

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
September 30, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(2,600)	(124)	(19)	-	(2,743)
Financial instruments that have been derecognized during the year	(11,577)	(1,598)	(182)	(17)	(13,374)
New financial assets originated or purchased	14,317	2,472	1,483	-	18,272
Total	140	750	1,282	(17)	2,155

			Securities
September 30, 2020	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	10,196	(109)	22	-	10,109
Financial instruments that have been derecognized during the year	(21,747)	(1,797)	(76)	-	(23,620)
New financial assets originated or purchased	11,151	950	242	15	12,358
Total	(400)	(956)	188	15	(1,153)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iii.	Credit-impaired financial assets

The following table sets out a reconciliation of changes in the net carrying amount of allowance for credit losses for credit-impaired loans.

	September 30, 2021	December 31, 2020
Credit-impaired loans and advances at beginning of period	4,588	54,573
Classified as credit-impaired during the period	-	2,100
Change in allowance for expected credit losses	191	(744)
Recoveries of amounts previously written off	160	139
Interest income	185	626
Write-offs	-	(52,106)
Credit-impaired loans and advances at end of period	5,124	4,588

During the year ended December 31, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made for $11.6 million. This sale resulted in a write off against the allowance for credit losses of $ 52.1 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iv.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Carrying amount - principal	5,292,390	4,911,397	239,544	74,366	572,769	164,074	194,805	231,348
Amount committed/guaranteed	-	-	655,656	564,898	-	-	-	-

Concentration by sector
Corporations:
Private	1,888,788	1,425,929	478,017	276,249	337,396	56,979	59,530	60,403
State-owned	980,266	741,791	59,396	92,299	46,447	29,985	-	23,858
Financial institutions:		-
Private	1,962,252	2,231,742	76,288	65,434	111,184	33,715	-	-
State-owned	431,571	476,520	281,499	205,282	44,167	28,276	135,275	141,974
Sovereign	29,513	35,415	-	-	33,575	15,119	-	5,113
Total	5,292,390	4,911,397	895,200	639,264	572,769	164,074	194,805	231,348

Concentration by industry
Financial institutions	2,393,823	2,708,262	357,787	270,716	155,351	61,991	135,275	141,974
Manufacturing	1,188,192	760,985	323,860	173,493	183,082	66,053	44,922	45,654
Oil and petroleum derived products	932,026	586,030	107,286	98,189	60,433	20,911	14,608	38,607
Agricultural	307,661	336,715	-	-	-	-	-	-
Services	195,441	264,597	54,971	63,086	66,331	-	-	-
Mining	102,973	94,955	-	-	14,876	-	-	-
Sovereign	29,513	35,415	-	-	33,575	15,119	-	5,113
Other	142,761	124,438	51,296	33,780	59,121	-	-	-
Total	5,292,390	4,911,397	895,200	639,264	572,769	164,074	194,805	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Carrying amount - principal	5,292,390	4,911,397	239,544	74,366	572,769	164,074	194,805	231,348
Amount committed/guaranteed	-	-	655,656	564,898	-	-	-	-

Rating
1-4	2,652,930	2,582,794	399,236	247,425	384,143	108,505	194,805	231,348
5-6	2,400,766	2,096,138	237,588	237,807	188,626	55,569	-	-
7-8	238,694	232,465	258,376	154,032	-	-	-	-
Total	5,292,390	4,911,397	895,200	639,264	572,769	164,074	194,805	231,348

Concentration by country
Argentina	97,087	130,944	-	-	-	-	-	-
Australia	-	-	-	-	9,968	-	-	-
Belgium	17,131	9,807	-	-	-	-	-	-
Bolivia	10,000	12,000	2,800	2,800	-	-	-	-
Brazil	1,061,704	971,652	80,000	50,000	98,049	41,128	-	-
Canada	-	-	-	-	4,987	-	-	-
Chile	592,924	533,945	20,684	7,911	100,438	11,992	-	28,972
Colombia	598,264	714,258	50,333	50,333	34,997	29,998	-	-
Costa Rica	163,475	146,200	29,794	56,876	3,972	-	-	-
Dominican Republic	270,162	202,433	16,500	16,500	4,977	-	-	-
Ecuador	31,365	45,511	261,896	165,275	-	-	-	-
El Salvador	81,500	40,000	4,333	1,087	-	-	-	-
France	109,169	150,810	57,904	84,862	-	-	-	-
Germany	-	-	7,000	-	-	-	-	-
Guatemala	347,284	281,485	64,995	43,845	3,080	-	-	-
Honduras	24,620	10,199	1,175	345	-	-	-	-
Hong Kong	6,000	1,800	-	-	-	-	-	-
Israel	-	-	-	-	4,989	-	-	-
Jamaica	36,988	23,274	-	-	-	-	-	-
Luxembourg	117,600	50,000	-	-	-	-	-	-
Mexico	860,838	607,099	4,298	4,995	46,262	43,910	-	-
Nicaragua	-	-	-	-	-	-	-	-
Panama	211,368	241,097	62,548	61,435	12,919	10,399	-	-
Paraguay	46,093	100,816	9,380	11,800	-	-	-	-
Peru	231,954	272,752	75,608	47,245	58,306	26,647	-	-
Singapore	121,336	75,095	-	-	-	-	-	-
Trinidad and Tobago	133,413	165,995	20,000	-	-	-	-	-
United States of America	45,000	113,816	-	-	189,825	-	88,759	89,794
United Kingdom	5,204	10,409	19,981	-	-	-	-	-
Uruguay	71,911	-	105,971	33,955	-	-	-	-
Multilateral	-	-	-	-	-	-	106,046	112,582
Total	5,292,390	4,911,397	895,200	639,264	572,769	164,074	194,805	231,349

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

v.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

September 30, 2021
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	7,124	-	7,124	-	(4,990)	2,134
Total	7,124	-	7,124	-	(4,990)	2,134

December 31, 2020
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	27,778	-	27,778	-	(24,720)	3,058
Total	27,778	-	27,778	-	(24,720)	3,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase agreements and derivative financial instruments – liabilities

September 30, 2021
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(330,998)	-	(330,998)	358,674	765	28,441
Derivative financial instruments used for hedging	(23,770)	-	(23,770)	-	20,862	(2,908)
Total	(354,768)	-	(354,768)	358,674	21,627	25,533

December 31, 2020
		Gross amounts offset in the consolidated	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(10,663)	-	(10,663)	11,998	18	1,353
Derivative financial instruments used for hedging	(9,211)	-	(9,211)	-	7,786	(1,425)
Total	(19,874)	-	(19,874)	11,998	7,804	(72)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The following table details the Bank's liquidity ratios, described in the previous paragraph, as of September 30, 2021, and December 31, 2020, respectively:

	September 30, 2021	December 31, 2020
At the end of the period	201.90%	249.42%
Period average	125.04%	115.98%
Maximum of the period	306.82%	249.42%
Minimum of the period	73.82%	53.26%

The following table includes the Bank’s liquid assets by geographical location:

	September 30, 2021			December 31, 2020
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	568	41	609	740	90	830
Other O.E.C.D countries	-	19	19	100	-	100
Latin America	14	-	14	6	-	6
Other countries	50	-	50	-	-	-
Multilateral	-	135	135	-	112	112
Total	632	195	827	846	202	1,048

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

(in millions of USD dollars)	September 30, 2021	December 31, 2020
Demand liabilities and “overnight”	514	171
% Demand liabilities and "overnight" to total deposits	15.21%	5.44%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	September 30, 2021	December 31, 2020
Total liquid assets	827	1,048
% Total assets to total liabilities	24.48%	33.40%
% Total liquid assets in the Federal Reserve of the United States of America	68.53%	65.68%

Even though the average term of the Bank's assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	September 30, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio less than/equal to 1 year according to its original terms	3,312	3,114
Average term (days)	186	195

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	September 30, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio greater than/equal to 1 year according to its original terms	2,748	2,193
Average term (days)	1,380	1,382

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	663,986	-	-	-	-	663,986	663,975
Securities and other financial assets, net	21,316	38,950	131,241	607,933	-	799,440	772,957
Loans, net	2,262,094	1,056,656	683,660	1,377,733	144,594	5,524,737	5,268,827
Derivative financial instruments - assets	1,755	-	-	5,369	-	7,124	7,124
Total	2,949,151	1,095,606	814,901	1,991,035	144,594	6,995,287	6,712,883

Liabilities
Deposits	(3,202,832)	(155,638)	(15,473)	(9,665)	-	(3,383,608)	(3,381,845)
Securities sold under repurchase agreements	(146,615)	(149,808)	-	(35,515)	-	(331,938)	(330,998)
Borrowings and debt, net	(252,445)	(255,837)	(450,242)	(1,093,351)	(30,138)	(2,082,013)	(1,970,512)
Derivative financial instruments - liabilities	-	-	(11,323)	(11,785)	(662)	(23,770)	(23,770)
Total	(3,601,892)	(561,283)	(477,038)	(1,150,316)	(30,800)	(5,821,329)	(5,707,125)

Contingencies
Confirmed lettes of credit	206,155	46,783	3,367	-	-	256,305	256,305
Stand-by letters of credit and guarantees	8,440	58,588	120,026	12,178	-	199,232	199,232
Credit commitments	54,286	20,000	52,500	73,333	-	200,119	200,119
Total	268,881	125,371	175,893	85,511	-	655,656	655,656
Net position	(921,622)	408,952	161,970	755,208	113,794	518,302	350,102

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	863,831	-	-	-	-	863,831	863,812
Securities and other financial assets, net	11,541	20,961	60,311	312,027	-	404,840	398,068
Loans, net	1,712,049	998,923	1,255,069	293,489	1,156,625	5,416,155	4,896,647
Derivative financial instruments - assets	-	119	129	26,691	839	27,778	27,778
Total	2,587,421	1,020,003	1,315,509	632,207	1,157,464	6,712,604	6,186,305

Liabilities
Deposits	(2,678,292)	(166,832)	(293,306)	(6,638)	-	(3,145,068)	(3,140,875)
Securities sold under repurchase agreements	-	(5,784)	(4,977)	-	-	(10,761)	(10,663)
Borrowings and debt, net	(166,034)	(60,816)	(456,932)	(1,425,806)	(24,922)	(2,134,510)	(1,994,245)
Derivative financial instruments - liabilities	(3,020)	(1,081)	(71)	(5,039)	-	(9,211)	(9,211)
Total	(2,847,346)	(234,513)	(755,286)	(1,437,483)	(24,922)	(5,299,550)	(5,154,994)

Contingencies
Confirmed lettes of credit	167,301	29,466	20,015	-	-	216,782	216,782
Stand-by letters of credit and guarantees	35,041	106,943	55,963	12,550	-	210,497	210,497
Credit commitments	-	-	4,286	133,333	-	137,619	137,619
Total	202,342	136,409	80,264	145,883	-	564,898	564,898
Net position	(462,267)	649,081	479,959	(951,159)	1,132,542	848,156	466,413

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30,		December 31,
	2021		2020
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	566,849	566,849	688,612	688,612
Cash and due from banks (1)	65,499	65,499	157,396	157,396
Total Liquidity reserves	632,348	632,348	846,008	846,008

(1)	Excludes pledged deposits.

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

September 30, 2021
	Guaranteed	Available as collateral
Cash and due from banks	31,627	632,348
Notional of investment securities	338,081	393,460
Loans at amortized cost	-	5,292,390
Total assets	369,708	6,318,198

December 31, 2020
	Guaranteed	Available as collateral
Cash and due from banks	17,804	846,008
Notional of investment securities	11,450	371,900
Loans at amortized cost	-	4,911,397
Total assets	29,254	6,129,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk

i.	Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	September 30, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	661,742	-	-	-	-	2,233	663,975
Securities and other financial assets, net	8,085	26,832	100,449	632,208	-	-	767,574
Loans	3,734,592	1,112,458	263,870	179,499	7,194	-	5,297,613
Total assets	4,404,419	1,139,290	364,319	811,707	7,194	2,233	6,729,162

Liabilities
Demand deposits and time deposits	(3,198,437)	(155,164)	(15,400)	(9,500)	-	(317)	(3,378,818)
Securities sold under repurchase agreements	(146,517)	(149,453)	-	(35,028)	-	-	(330,998)
Borrowings and debt, net	(933,228)	(47)	(106,466)	(904,389)	(16,569)	-	(1,960,699)
Total liabilities	(4,278,182)	(304,664)	(121,866)	(948,917)	(16,569)	(317)	(5,670,515)
Net effect of derivative financial instruments held for interest risk management	1,095	-	(11,323)	(6,415)	(662)	-	(17,306)
Total interest rate sensitivity	127,332	834,626	231,130	(143,625)	(10,037)	1,916	1,041,341

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	859,481	-	-	-	-	4,331	863,812
Securities and other financial assets	9,554	9,139	55,960	320,769	-	-	395,422
Loans	3,468,477	895,794	434,813	117,262	-	-	4,916,346
Total assets	4,337,512	904,933	490,773	438,031	-	4,331	6,175,580

Liabilities
Demand deposits and time deposits	(2,675,867)	(166,317)	(290,000)	(6,500)	-	(216)	(3,138,900)
Securities sold under repurchase agreements	-	(5,728)	(4,935)	-	-	-	(10,663)
Borrowings and debt	(1,103,703)	(45,859)	(16,511)	(794,522)	(24,475)	-	(1,985,070)
Total liabilities	(3,779,570)	(217,904)	(311,446)	(801,022)	(24,475)	(216)	(5,134,633)
Net effect of derivative financial instruments held for interest risk management	(3)	(373)	58	15,982	839	-	16,503
Total interest rate sensitivity	557,939	686,656	179,385	(347,009)	(23,636)	4,115	1,057,450

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
September 30, 2021	+50 bps	2,511	16,064
	-50 bps	(2,014)	6,362

December 31, 2020	+50 bps	1,182	16,618
	-50 bps	(5,161)	107

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;

-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and

-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last period interest rate volatility.

ii.	Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	September 30, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.44	1.16	111.30	3,816.79	20.64
Assets
Cash and due from banks	-	8	1	26	10,994	143	11,172
Loans	-	-	-	-	151,030	-	151,030
Total Assets	-	8	1	26	162,024	143	162,202

Liabilities
Borrowings and debt	-	-	-	-	(161,940)	-	(161,940)
Total liabilities	-	-	-	-	(161,940)	-	(161,940)

Net currency position	-	8	1	26	84	143	262

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

ii.	Foreign exchange risk (continued)

	December 31, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.19	1.22	103.23	3,430.19	19.92
Assets
Cash and due from banks	81	13	1	20	1,615	80	1,810
Loans	-	-	-	-	182,395	-	182,395
Total Assets	81	13	1	20	184,010	80	184,205

Liabilities
Borrowings and debt	-	-	-	-	(183,863)	-	(183,863)
Total liabilities	-	-	-	-	(183,863)	-	(183,863)

Net currency position	81	13		20	147	80	342

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments

A.	Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	194,805	-	194,805
Securities at FVOCI - Sovereign debt	-	-	-	-
Loans at fair value through profit or loss	-	-	5,223	5,223
Total securities and other financial assets	-	194,805	5,223	200,028

Derivative financial instruments - assets:
Interest rate swaps	-	1,095	-	1,095
Cross-currency swaps	-	5,369	-	5,369
Foreign exchange forwards	-	660	-	660
Total derivative financial instrument assets	-	7,124	-	7,124
Total assets at fair value	-	201,929	5,223	207,152

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	738	-	738
Cross-currency swaps	-	23,032	-	23,032
Foreign exchange forwards	-	-	-	-
Total derivative financial instruments - liabilities	-	23,770	-	23,770
Total liabilities at fair value	-	23,770	-	23,770

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	226,235	-	226,235
Securities at FVOCI - Sovereign debt	-	5,113	-	5,113
Loans at fair value through profit or loss	-	-	4,949	4,949
Total securities and other financial assets	-	231,348	4,949	236,297

Derivative financial instruments - assets:
Interest rate swaps	-	1,831	-	1,831
Cross-currency swaps	-	25,947	-	25,947
Foreign exchange forwards	-	-	-	-
Total derivative financial instrument assets	-	27,778	-	27,778
Total assets at fair value	-	259,126	4,949	264,075

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,774	-	1,774
Cross-currency swaps	-	3,848	-	3,848
Foreign exchange forwards	-	3,589	-	3,589
Total derivative financial instruments - liabilities	-	9,211	-	9,211
Total liabilities at fair value	-	9,211	-	9,211

Fair value calculations are provided only for a limited portion of assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used for estimates, comparisons of fair value information disclosed by the Bank with those of other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

B.	Non-recurring valuation

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	September 30, 2021
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	663,975	663,975	-	663,975	-
Securities at amortized cost (1)	577,426	577,261	-	567,582	9,679
Loans at amortized cost, net (2)	5,263,604	5,348,107	-	5,348,107	-
Customers' liabilities under acceptances	239,544	239,544	-	239,544	-
Investment properties	2,050	2,050	-	-	2,050

Liabilities
Deposits	3,381,845	3,381,845	-	3,381,845	-
Securities sold under repurchase agreements	330,998	330,998	-	330,998	-
Borrowings and debt, net (3)	1,942,816	1,940,103	-	1,940,103	-
Customers' liabilities under acceptances	239,544	239,544	-	239,544	-

	December 31, 2020
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	863,812	863,812	-	863,812	-
Securities at amortized cost (1)	165,564	168,110	-	157,698	10,412
Loans at amortized cost, net (2)	4,891,698	4,972,599	-	4,972,599	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-
Investment properties	3,214	3,214	-	-	3,214

Liabilities
Deposits	3,140,875	3,140,875	-	3,140,875	-
Securities sold under repurchase agreements	10,663	10,663	-	10,663	-
Borrowings and debt, net (3)	1,966,271	1,989,719	-	1,989,719	-
Customers' liabilities under acceptances	74,366	74,366	-	74,366	-

(1)	The carrying value of securities at amortized cost is net of accrued interest receivable of $6.4 million and the allowance for expected credit losses of $1.7 million as of September 30, 2021 (accrued interest receivable of $1.9 million and the allowance for expected credit losses of $0.4 million as of December 31, 2020).

(2)	The carrying value of loans at amortized cost is net of accrued interest receivable of $20.9 million, the allowance for expected credit losses of $41.4 million and unearned interest and deferred fees of $8.2 million for September 30, 2021 (accrued interest receivable of $27.3 million, the allowance for expected credit losses of $41.1 million and unearned interest and deferred fees of $5.8 million for December 31, 2020).

(3)	Borrowings and debt exclude lease liabilities for an amount of $17.8 million and $18.7 million as of September 30, 2020 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value:

	Debt instruments at fair value through profit or loss (debentures)	Loans at fair value through profit or loss	Total
At December 31, 2019	6,492	-	6,492
Additions	1,433	5,750	7,183
Net changes in fair value(1)	(2,175)	(801)	(2,976)
Sales	(5,750)	-	(5,750)
At December 31, 2020	-	4,949	4,949
Additions	-	-	-
Net changes in fair value(1)	-	274	274
Sales	-	-	-
At September 30, 2021	-	5,223	5,223

(1) The fair value of the instrument includes interest receivable.

For financial instruments measured at fair value in level 3 category, the Bank uses the following methodologies and inputs using present value techniques.

Loans at fair value through profit or loss - Level 3

In 2020, the Bank realized the sale of the debt instrument measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.2 million and $4.9 million as of September 30, 2021 and December 31, 2020, respectively.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021	2020
A significant increase in volatility would result in a lower fair value	6.86% - 7.48%	3.128% to 8.89%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement (continued)

Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(130)
- 100 bps to the observable and unobservable inputs	134

5.	Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	September 30,	December 31,
	2021	2020
Unrestricted deposits with the Federal Reserve of the United States of America	566,849	688,612
Cash and non-interest-bearing deposits in other banks	2,233	4,331
Cash and interest-bearing deposits in other banks(1)	94,893	170,869
Total cash and due from banks	663,975	863,812

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	31,627	17,804
Total cash and due from banks in the consolidated statement of cash flows	632,348	846,008

(1)	Includes restricted deposit of $10.0 million for both periods with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions demand deposits based on daily rates determined by banks.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Cash and due from banks (continued)

The following table presents the pledged deposits classified by country risk:

	September 30,	December 31,
	2021	2020
Country:
United States of America(1)	11,485	11,515
Switzerland	7,787	3,027
Netherlands	3,290	334
Japan	3,060	1,330
France	2,980	50
Mexico	1,700	790
United Kingdom	710	130
Spain	315	18
Germany	300	-
Canada	-	610
Total	31,627	17,804

(1)	Includes pledged deposits of $10.0 million for both periods, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

6.	Securities and other financial assets, net

Securities and other financial assets are presented as follows:

		At fair value
At September 30, 2021		With changes in other comprehensive income (loss)		With
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Principal	572,769	194,805	-	-	767,574
Interest receivable	6,434	726	-	-	7,160
Reserves (1)	(1,777)	(26)	-	-	(1,803)
	577,426	195,505	-	-	772,931

		At fair value
At December 31, 2020		With changes in other comprehensive income (loss)		With
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Principal	164,074	231,348	-	-	395,422
Interest receivable	1,985	1,156	-	-	3,141
Reserves (1)	(495)	(43)	-	-	(538)
	165,564	232,461	-	-	398,025

(1)	The loss allowance for losses for securities at FVOCI is included in equity in the condensed consolidated interim statement of financial position in the line Other comprehensive income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

As of December 31, 2020, the Bank sold 261,164 shares, which were designated at their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument.

The cumulative fair value of the shares sold was $1.7 million, and the cumulative loss recognized in other comprehensive income was $602 thousand, transferred to retained earnings.

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At September 30, 2021		With changes in other comprehemsive income		With
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	37,533	107,988	-	-	145,521
After 1 year but within 5 years	535,236	86,817	-	-	622,053
Balance - principal	572,769	194,805	-	-	767,574

		At fair value
At December 31, 2020		With changes in other comprehemsive income		With
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	40,625	34,027	-	-	74,652
After 1 year but within 5 years	123,449	197,321	-	-	320,770
Balance - principal	164,074	231,348	-	-	395,422

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

The following table includes the securities pledged to secure repurchase transactions accounted for as secured pledged:

	September 30, 2021			December 31, 2020
	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total

Securities pledged to secure repurchase transactions	358,674	-	358,674	11,998	-	11,998
Securities sold under repurchase agreements	(330,998)	-	(330,998)	(10,663)	-	(10,663)

7.	Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	September 30,	December 31,
	2021	2020
Loans at amortized cost	5,292,390	4,911,397
Interest receivable	20,912	27,350
Loss allowances	(41,465)	(41,165)
Unearned interest and deferred fees	(8,233)	(5,884)
Loans at amortized cost, net	5,263,604	4,891,698
Loans at fair value through profit or loss (1)	5,223	4,949
Loans, net	5,268,827	4,896,647

(1) The Bank realized the sale of debt instruments measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.2 million and $4.9 million as of September 30, 2021 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loans (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30,	December 31,
	2020	2020
Fixed interest rates	2,930,034	2,544,544
Floating interest rates	2,367,579	2,371,802
Total	5,297,613	4,916,346

As of September 30, 2021, and December 31, 2020, 84% and 41% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. The range of interest rates on loans fluctuates from 0.41% to 9.75% (December 31, 2020 0.43% to 9.70%).

The following table details information relating to loans granted to class A and B shareholders:

	September 30,	December 31,
	2021	20120
Class A and B shareholder loans	393,199	522,316
% Loans to class A and B shareholders over total loan portfolio	7%	11%
% Class A and B stockholders with loans over number of class A and B stockholders	10%	12%

Modified financial assets

The following table refers to modified financial assets during the period, where modification does not result in de-recognition:

	September 30, 2021	December 31, 2020
Gross carrying amount before modification	65,000	8,829
Allowance loss before modification (1)	(12,739)	(1,796)
Net amortized cost before modification	52,261	7,033

Gross carrying amount after modification	65,000	8,829
Allowance loss after modification (2)	(12,699)	(1,802)
Net amortized cost after modification	52,301	7,027

(1) Expected credit loss for 12 months.

(2) Expected credit loss within the life of the financial asset.

Recognition and derecognition of financial assets

During the period ended December 31, 2020, a Stage 3 impaired loan was sold for $11.6 million and a Stage 2 loan with a significant increase in credit risk was sold for $13.2 million, both classified at amortized cost. This resulted in a write-off against reserves of $56.1 million. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the condensed consolidated interim statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30,	December 31,
	2021	2020
Documentary letters of credit	256,305	216,782
Stand-by letters of credit and guarantees - commercial risk	199,232	210,497
Credit commitments	200,119	137,619
Total loans commitments and financial guarantee contracts	655,656	564,898

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30,	December 31,
Maturities	2021	2020
Up to 1 year	570,144	419,015
From 1 to 2 years	85,512	75,883
Over 2 to 5 years	-	70,000
Total	655,656	564,898

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the condensed consolidated interim statements of profit or loss:

	For the three months ended September 30,
	2021	2020
Loss on derivative financial instruments and foreign currency exchange, net	(118)	(357)
Unrealized gain (loss) on financial instruments at fair value through profit or loss	509	(159)
Realized (loss) gain on financial instruments at fair value through profit or loss	(836)	79
Gain on sale of financial instruments at amortized cost	333	-
	(112)	(437)

	For the nine months ended September 30,
	2021	2020
Gain (loss) on derivative financial instruments and foreign currency exchange, net	1,201	(2,242)
Unrealized gain (loss) on financial instruments at fair value through profit or loss	172	(2,986)
Realized (loss) gain on financial instruments at fair value through profit or loss	(1,669)	484
Gain on sale of financial instruments at amortized cost	333	-
Realized gain on financial instruments at fair value through OCI	14	-
	51	(4,744)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2021
	Nominal	Carrying amount of hedging instruments
	amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,095	-
Cash flow hedges	20,000	-	(738)
Interest rate and foreign exchange risk
Fair value hedges	343,687	378	(17,993)
Cash flow hedges	327,473	4,991	(5,039)
Foreign exchange risk
Cash flow hedges	40,244	660	-
	771,404	7,124	(23,770)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments
	amount	Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	85,667	1,831	(233)
Cash flow hedges	60,000	-	(1,541)
Interest rate and foreign exchange risk
Fair value hedges	344,489	2,856	(3,848)
Cash flow hedges	221,508	23,091	-
Foreign exchange risk
Cash flow hedges	71,353	-	(3,589)
	783,017	27,778	(9,211)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the periods used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2021
	Nominal	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
	amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Borrowings and debt	40,000	1,095	-	1	14
Interest rate and foreign exchange risk
Loans	3,273	378	-	21	(95)
Borrowings and debt	340,414	-	(17,993)	(15,961)	679
Total	383,687	1,473	(17,993)	(15,939)	598

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
	amount	Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	10,667	-	(132)	84	1
Securities at FVOCI	5,000	-	(101)	(29)	(20)
Borrowings and debt	70,000	1,831	-	199	(27)
Interest rate and foreign exchange risk
Loans	4,075	356	-	178	(149)
Borrowings and debt	340,414	2,500	(3,848)	(2,524)	(468)
Total	430,156	4,687	(4,081)	(2,092)	(663)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the	Accumulated amount of fair value hedge adjustments included in the	Change in fair value of the hedged items used
	Asset	Liability	carrying amount of the hedged items	carrying amount of the hedged items	to calculate hedge ineffectiveness(1)
Interest rate risk
Borrowings and debt	-	(41,134)	Borrowings and debt, net	(28)	13
Interest rate and foreign exchange risk
Loans	2,935	-	Loans, net	(770)	(116)
Borrowings and debt	-	(322,395)	Borrowings and debt, net	17,722	16,640
Total	2,935	(363,529)		16,924	16,537

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the	Accumulated amount of fair value hedge adjustments included in the	Change in fair value of the hedged items used
	Asset	Liability	carrying amount of the hedged item	carrying amount of the hedged items	to calculate hedge ineffectiveness(1)
Interest rate risk
Loans	10,837	-	Loans, net	74	(83)
Securities at FVOCI	5,113	-	Securities and other financial assets, net	85	9
Borrowings and debt	-	(71,937)	Borrowings and debt, net	(292)	(226)
Interest rate and foreign exchange risk
Loans	3,789	-	Loans, net	(654)	(327)
Borrowings and debt	-	(339,688)	Borrowings and debt, net	1,083	2,056
Total	19,739	(411,625)		296	1,429

(1)	Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2021
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	40,000	271,646	311,646
Over 1 to 2 years	-	3,273	3,273
Over 2 to 5 years	-	68,768	68,768
Total	40,000	343,687	383,687

	December 31, 2020
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	85,667	-	85,667
Over 1 to 2 years	-	271,646	271,646
Over 2 to 5 years	-	72,843	72,843
Total	85,667	344,489	430,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2021
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	20,000	-	(738)	364	362	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	327,473	4,991	(5,039)	(25,180)	(24,931)	249	-
Foreign exchange risk
Loans	40,244	660	-	705	702	(3)	(3,589)
Total	387,717	5,651	(5,777)	(24,111)	(23,867)	244	(4,012)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(1,541)	(443)	(442)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	221,508	23,091	-	23,380	23,481	101	(1,697)
Foreign exchange risk
Loans	71,353	-	(3,589)	(3,466)	(3,465)	1	(1,927)
Borrowings and debt	-	-	-	-	-	-	-
Total	352,861	23,091	(5,130)	19,471	19,574	103	(3,699)

(1)	Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2)	Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3)	Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.

(4)	Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Change in the fair value of the hedged items used to calculate the hedge	Cash flow hedge
	Asset	Liability	hedged items	ineffectiveness	reserve
Interest rate risk
Borrowings and debt	-	(20,042)	Borrowings and debt, net	(362)	650
Interest rate and foreign exchange risk
Borrowings and debt	-	(340,964)	Borrowings and debt, net	24,931	10,329
Foreign exchange risk
Loans	39,472	-	Loans, net	(702)	339
Total	39,472	(361,006)		23,867	11,318

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Change in the fair value of the hedged items used to calculate the hedge	Cash flow hedge
	Asset	Liability	hedged items	ineffectiveness	reserve
Interest rate risk
Borrowings and debt	-	(20,045)	Borrowings and debt, net	442	1,440
Interest rate and foreign exchange risk
Borrowings and debt	-	(243,817)	Borrowings and debt, net	(23,481)	(1,980)
Foreign exchange risk
Loans	74,509	-	Loans, net	3,465	562
Total	74,509	(263,862)		(19,574)	22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2021
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	40,244	-	-	40,244
Over 1 to 2 years	-	20,000	30,332	50,332
Over 2 to 5 years	-	-	280,072	280,072
More than 5 years	-	-	17,069	17,069
Total	40,244	20,000	327,473	387,717

	December 31, 2020
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	71,353	40,000	-	111,353
Over 2 to 5 years	-	20,000	197,854	217,854
More than 5 years	-	-	23,654	23,654
Total	71,353	60,000	221,508	352,861

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Other assets

Following is a summary of other assets:

	September 30,	December 31,
	2021	2020
Accounts receivable	940	938
Prepaid expenses	1,296	2,541
Prepaid fees and commissions	312	486
Interest receivable - deposits	23	8
IT projects under development	439	218
Severance fund	1,964	1,927
Other	677	698
	5,651	6,816

12.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	September 30,	December 31,
	2021	2020
Demand	431,874	170,660
Up to 1 month	712,610	1,127,120
From 1 month to 3 months	881,241	878,900
From 3 months to 6 months	951,271	544,860
From 6 months to 1 year	346,934	365,879
From 1 year to 2 years	54,888	51,481
	3,378,818	3,138,900

The following table presents additional information regarding the Bank’s deposits

	September 30,	December 31,
	2021	2020
Aggregate amounts of $100,000 or more	3,378,501	3,138,684
Aggregate amounts of deposits in the New York Agency	604,361	657,851

	Three months ended September 30
	2021	2020
Interest expense on deposits made in the New York Agency	847	1,040

	Nine months ended September 30
	2021	2020
Interest expense on deposits made in the New York Agency	3,097	3,857

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Securities sold under repurchase agreements

As of September 30, 2021, and December 31, 2020, the Bank had financing transactions under repurchase agreements for $331 million and $10.7 million, respectively.

During the periods ended September 30, 2021 and 2020, interest expense related to financing transactions under repurchase agreements totaled $525 thousand and $407 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the condensed consolidated interim statement of profit or loss.

14.	Borrowings and debt

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2021, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	September 30, 2021
	Short-Term			Long-term
Carrying amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	415,469	-	1,326	298,693	1,234,084	16,557	1,966,129
Prepaid commissions	-	-	-	(210)	(5,220)	-	(5,430)
	415,469	-	1,326	298,483	1,228,864	16,557	1,960,699

	December 31, 2020
	Short-Term			Long-term
Carrying amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	331,585	49,350	1,244	477,010	1,116,033	17,555	1,992,777
Prepaid commissions	-	-	-	(1,158)	(6,549)	-	(7,707)
	331,585	49,350	1,244	475,852	1,109,484	17,555	1,985,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	September 30,	December 31,
	2021	2020
Short-term borrowings:
At fixed interest rates	10,000	55,000
At floating interest rates	405,469	276,585
Total borrowings	415,469	331,585
Short-term debt:
At floating interest rates	-	49,350
Total debt	-	49,350
Total short-term borrowings and debt	415,469	380,935

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.50%	0.45% to 1.40%
Range of floating interest rates on borrowings in U.S. dollars	0.33% to 0.48%	0.47% to 1.65%
Range of floating interest rates on borrowings and debt in Mexican pesos	5.15% to 5.20%	4.97% to 5.05%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	September 30,	December 31,
	2021	2020
Currency
US dollar	350,000	299,957
Mexican peso	65,469	80,978
Total	415,469	380,935

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions as of September 30, 2021 and December 31, 2020, respectively, are as follows (excludes lease liabilities):

	September 30, 2021	December 31, 2020
Long-term borrowings:
At fixed interest rates with due dates from November 2021 to September 2023	116,027	68,190
At floating interest rates with due dates from October 2021 to August 2023	182,666	408,820
Total long-term borrowings	298,693	477,010

Long-term debt:
At fixed interest rates with due dates from June 2022 to December 2027	912,400	784,006
At floating interest rates with due dates from March 2022 to June 2023	321,684	332,027
Total long-term debt	1,234,084	1,116,033
Total long-term borrowings and debt	1,532,777	1,593,043
Less: Prepaid commissions	(5,430)	(7,707)
Total long-term borrowings and debt, net	1,527,347	1,585,336

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.8% to 2.38%	2.04% to 3.05%
Range of floating interest rates on borrowings and debt in U.S. dollars	1.17% to 1.78%	1.16% to 1.85%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 9.09%	6.77% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	5.14% to 5.92%	4.87% to 5.74%
Range of fixed interest rates on debt in Japanese yens	0.40% to 0.95%	0.52%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.9% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41%	0.00%
Range of fixed interest rates on debt in Sterling pounds	1.50%	0.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	September 30, 2021	December 31, 2020
Currency

US dollar	780,024	910,296
Mexican peso	494,088	509,687
Euro	124,062	101,469
Japanese yen	111,547	71,591
Australian dollar	18,070	-
Sterling pounds	4,986	-
Total	1,532,777	1,593,043

Future payments of long-term borrowings and debt outstanding as of September 30, 2021, are as follows (excluding lease liabilities):

Outstanding
Payments
2021	30,879
2022	411,599
2023	273,298
2024	155,381
2025	610,230
2026	34,821
2027	16,569
1,532,777

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation – Movements of borrowings

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statements of cash flows:

	2021	2020
Balance as of January 1,	1,985,070	3,138,310
Net increase (decrease) in short-term borrowings and debt	37,222	(1,162,760)
Proceeds from long-term borrowings and debt	167,675	386,096
Repayments of long-term borrowings and debt	(194,094)	(246,982)
Payment of lease liabilities	(916)	(820)
Net increase in lease liabilities	-	27
Change in foreign currency	(35,011)	(43,888)
Adjustment of fair value for hedge accounting relationship	(1,465)	962
Other adjustments	2,218	(4,002)
Balance as of September 30,	1,960,699	2,066,943

The reconciliation of equity account movements is presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2021	December 31, 2020
Due within 1 year	2,098	2,058
After 1 year but within 5 years	10,636	10,641
After 5 years but within 10 years	9,782	11,354
Total undiscounted lease liabilities	22,516	24,053

Short-term	1,326	1,244
Long-term	16,557	17,555
Lease liabilities included in the consolidated statement of financial position	17,883	18,799

Amounts recognized in the statement of cash flows:

	September 30, 2021	December 31, 2020
Payments of lease liabilities	916	1,114

Amounts recognized in profit or loss:

	Three months ended September 30,
	2021	2020
Interest on lease liabilities	(201)	(214)
Income from sub-leasing right-of-use assets	52	66

	Nine months ended September 30,
	2021	2020
Interest on lease liabilities	(614)	(651)
Income from sub-leasing right-of-use assets	185	188

15.	Other liabilities

Following is a summary of other liabilities:

	September 30,	December 31,
	2021	2020
Accruals and other accumulated expenses	8,745	9,213
Accounts payable	2,658	6,307
Others	2,630	3,194
	14,033	18,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30
	2021	2020
(Thousands of U.S. dollars)
Profit for the period	15,731	15,444

(U.S. dollars)
Basic earnings per share	0.41	0.39
Diluted earnings per share	0.41	0.39

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	38,789	39,672

Effect of diluted securities:
Stock options and restricted stock units plan	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	38,789	39,672

	Nine months ended September 30
	2021	2020
(Thousands of U.S. dollars)
Profit for the period	42,631	47,852

(U.S. dollars)
Basic earnings per share	1.08	1.21
Diluted earnings per share	1.08	1.21

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,377	39,645

Effect of diluted securities:
Stock options and restricted stock units plan	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,377	39,645

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	Three months ended September 30, 2021
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	2,674	555	3,229
Negotiation and acceptance	-	8	-	8
Amendment	-	364	-	364
Structuring	1,327	-	-	1,327
Other	-	4	(180)	(176)
	1,327	3,050	375	4,752

	Nine months ended September 30, 2021
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	7,931	1,754	9,685
Negotiation and acceptance	-	37	-	37
Amendment	-	990	(16)	974
Structuring	1,828	-	-	1,828
Other	-	35	(496)	(461)
	1,828	8,993	1,242	12,063

	Three months ended September 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	2,134	413	2,547
Negotiation and acceptance	-	11	-	11
Amendment	-	136	-	136
Structuring	63	-	-	63
Other	-	3	(149)	(146)
	63	2,284	264	2,611

	Nine months ended September 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	5,919	933	6,852
Negotiation and acceptance	-	174	-	174
Amendment	-	406	-	406
Structuring	514	-	-	514
Other	-	36	(358)	(322)
	514	6,535	575	7,624

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fee and commission income (continued)

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

September 30,
2021
Up to 1 year	2,279
From 1 to 2 years	267
2,546

18.	Business segment information

The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2021
	Commercial	Treasury	Total
Interest income	31,916	2,854	34,770
Interest expense	(161)	(12,530)	(12,691)
Inter-segment net interest income	(10,469)	10,469	-
Net interest income	21,286	793	22,079
Other income (expense), net	4,939	(188)	4,751
Total income	26,225	605	26,830

Reversal of (provision for) credit losses	115	(886)	(771)
Operating expenses	(7,874)	(2,454)	(10,328)
Segment profit (loss)	18,466	(2,735)	15,731

	Nine months ended September 30, 2021
	Commercial	Treasury	Total
Interest income	94,819	7,033	101,852
Interest expense	(492)	(39,388)	(39,880)
Inter-segment net interest income	(33,830)	33,830	-
Net interest income	60,497	1,475	61,972
Other income (expense), net	12,676	(267)	12,409
Total income	73,173	1,208	74,381

(Provision for) reversal of credit losses	(890)	(1,265)	(2,155)
Operating expenses	(22,902)	(6,693)	(29,595)
Segment profit (loss)	49,381	(6,750)	42,631

Segment assets	5,524,936	1,446,516	6,971,452
Segment liabilities	257,504	5,692,819	5,950,323

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

	Three months ended September 30, 2020
	Commercial	Treasury	Total
Interest income	37,886	1,808	39,694
Interest expense	(172)	(16,914)	(17,086)
Inter-segment net interest income	(16,513)	16,513	-
Net interest income	21,201	1,407	22,608
Other income (expense), net	2,929	(348)	2,581
Total income	24,130	1,059	25,189

(Provision for) reversal of credit losses	(1,430)	(113)	(1,543)
Gain (loss) on non-financial assets, net	140	-	140
Operating expenses	(6,507)	(1,835)	(8,342)
Segment profit (loss)	16,333	(889)	15,444

	Nine months ended September 30, 2020
	Commercial	Treasury	Total
Interest income	136,690	6,500	143,190
Interest expense	(521)	(72,538)	(73,059)
Inter-segment net interest income	(69,282)	69,282	-
Net interest income	66,887	3,244	70,131
Other income (expense), net	5,488	(1,770)	3,718
Total income	72,375	1,474	73,849

Reversal of (provision for) credit losses	1,356	(203)	1,153
Operating expenses	(20,111)	(7,039)	(27,150)
Segment profit (loss)	53,620	(5,768)	47,852

Segment assets	4,657,429	1,647,046	6,304,475
Segment liabilities	106,921	5,163,939	5,270,860

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

Reconciliation on information on reportable segments

	Three months ended September 30
	2021	2020
Profit for the period	15,731	15,444

	Nine months ended September 30
	2021	2020
Profit for the period	42,631	47,852

Assets:
Assets from reportable segments	6,971,452	6,304,475
Other assets - unallocated	5,628	6,719
Total assets	6,977,080	6,311,194

Liabilities:
Liabilities from reportable segments	5,950,323	5,270,860
Other liabilities - unallocated	14,033	14,627
Total liabilities	5,964,356	5,285,487

19.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	September 30,	December 31,
	2021	2020
Assets
Demand deposits	1,343	3,269
Loans, net	-	22,499
Total asset	1,343	25,768

Liabilities
Time deposits	220,000	240,000
Total liabilities	220,000	240,000

Contingencies
Stand-by letters of credit	9,080	28,300
Loss allowance	(46)	(60)
Total contingencies	9,034	28,240

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended September 30
	2021	2020
Interest income
Loans	-	239
Interest expense
Deposits	(398)	(819)

Net interest income (expenses)	(398)	(580)

Other income (expense)
Fees and commissions, net	67	115

Net income from related parties	(331)	(465)

	Nine months ended September 30
	2021	2020
Interest income
Loans	161	1,010
Interest expense
Deposits	(1,658)	(2,129)

Net interest income (expenses)	(1,497)	(1,119)

Other income (expense)
Fees and commissions, net	185	299

Net income from related parties	(1,312)	(820)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30
	2021	2020
Expenses:
Compensation costs to directors	466	450
Compensation costs to executives	931	620

	Nine months ended September 30
	2021	2020
Expenses:
Compensation costs to directors	1,173	1,249
Compensation costs to executives	3,220	4,811

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

21.	Applicable laws and regulations

Liquidity index

In according with the established in Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP), as of September 30, 2021 and December 31, 2020 the minimum LCR to be reported to the SBP was 65% for both periods. The Bank´s LCR as of September 30, 2021 and December 31, 2020 was 202% and 249%, respectively.

The Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The liquidity index reported by the Bank to the regulator as of September 30, 2021 and December 31, 2020 was 72.91% and 79.99%, respectively.

Capital adequacy

In compliance with the established in the Banking Law of the Republic of Panama and the Rules No. 01-2015 and No. 03-2016 below, the information corresponding to the total capital adequacy index is presented:

	September 30, 2021	December 31, 2020
Capital funds	1,034,873	1,048,182

Risk-weighted assets	6,106,811	5,187,054

Capital adequacy index	16.95%	20.21%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of the Rule No. 1-2015:

	September 30, 2021	December 31, 2020
Ordinary capital	973,554	912,164

Non-risk-weighted assets	7,000,172	6,479,416

Leverage ratio	12.84%	14.08%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,789,655	68,806	10,593	-	-	2,869,054
Financial Institutions:
Private	1,962,252	-	-	-	-	1,962,252
State-owned	431,571	-	-	-	-	431,571
	2,393,823	-	-	-	-	2,393,823
Sovereign	29,513	-	-	-	-	29,513
	5,212,991	68,806	10,593	-	-	5,292,390

Allowance for loan losses IFRS (*):	22,978	13,362	5,125	-	-	41,465

Loans at FVTPL
Financial Institutions:
Private	5,223	-	-	-	-	5,223
Total loans	5,218,214	68,806	10,593	-	-	5,297,613

	December 31, 2020
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,147,846	9,281	10,593	-	-	2,167,720
Financial Institutions:
Private	2,231,742	-	-	-	-	2,231,742
State-owned	476,520	-	-	-	-	476,520
	2,708,262	-	-	-	-	2,708,262
Sovereign	35,415	-	-	-	-	35,415
	4,891,523	9,281	10,593	-	-	4,911,397

Allowance for loan losses IFRS (*):	34,720	1,857	4,588	-	-	41,165

Loans at FVTPL
Financial Institutions:
Private	4,949	-	-	-	-	4,949
Total loans	4,896,472	9,281	10,593	-	-	4,916,346

As of September 30, 2021, and December 31, 2020, there are no restructured loans.

(*) As of September 30, 2021, and December 31, 2020, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

For statutory purposes only, non-accruing loans are presented by category as follows:

	September 30, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	September 30,	December 31,
	2021	2020
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	536	351
Income from collected interest on non-accruing loans	-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Modified special mention loans

As of September 30, 2021, the Bank there are no modified special mention category loans.

In accordance with the requirements of Article 4-E of Rule No. 9-2020, a detail of the portfolio of modified special mention category loans and their respective provisions and regulatory reserves as of December 31, 2020, classified according to the three-stage model of IFRS 9 follows:

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable		7	-	7
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions
Rule No. 9-2020	-	8,836	-	8,836

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

* Because IFRS 9 provision for modified special mention loans by $1.7million exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020, the Bank does not require additional complementary equity reserves to the existing provision.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

As of September 30, 2021, and December 31, 2020, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	September 30, 2021	December 31, 2020
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.3 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

22.	Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the third quarter of 2021. The cash dividend was approved by the Board of Directors on October 27, 2021 and it was payable on November 23, 2021 to the Bank’s stockholders as of November 9, 2021 record date.